UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

TRISALUS LIFE SCIENCES, INC.

(Name of Subject Company and Filing Persons (Issuer))

Series A Convertible Preferred Stock
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Mary Szela

Chief Executive Officer

6272 W. 91st Ave.

Westminster, Colorado 80031

(303) 442-1222
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Jeffrey J. Fessler , Esq.
Sean F. Reid, Esq.

Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Plaza
New York, NY 10112 -0015
(212) 653-8700

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 23, 2025 (together with any amendments and supplements thereto, including this Amendment, the “Schedule TO”) relating to the offer (the “Offer”) by TriSalus Life Sciences, Inc., a Delaware corporation (the “Company,” “us” or “we”), to each holder of each class of Series A Convertible Preferred Stock (as defined in Item 2(b) of the Schedule TO), equal to the quotient of (i) the sum of (a) the Liquidation Preference (as defined in the Certificate of Designations (defined in Item 2(b) of the Schedule TO)) and (b) the Accrued Dividends (as defined in the Certificate of Designations) if not otherwise paid by the Company, that would have accrued through August 10, 2027 (the “Exchanged Value”), divided by (ii) $4.00 (subject to adjustment for adjustments to the Conversion Price (as defined in the Certificate of Designations) (the “Exchange Price”), in exchange for each share of Preferred Stock tendered by the holder (“Preferred Stock Holder”) and exchanged pursuant to the Offer. The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated July 11, 2025 (the “Prospectus/Offer to Exchange”), a copy of which is filed with the Amendment No. 1 to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is filed with the Schedule TO as Exhibit (a)(1)(B).

Concurrently with the Offer, we solicited consents (the “Consent Solicitation”) from the Preferred Stock Holders (the “Consent Preferred Shares”) to amend the Certificate which governs the Preferred Stock (the “Preferred Stock Amendment”), to permit the Company the option to require that all shares of Exchange Preferred (as defined in Item 2(b) of the Schedule TO) that are outstanding upon the closing of the Offer be converted into that number of shares of Common Stock equal to the quotient of (i) the sum of (a) the Liquidation Preference (as defined in the Certificate of Designations (as defined in Item 2(b) of the Schedule TO)) and (b) the Accrued Dividends (as defined in the Certificate of Designations) if not otherwise paid by the Company, that would have accrued through August 10, 2027 (the “Exchanged Value”), divided by the Conversion Price (as defined in the Certificate of Designations, as such term will be amended by the Preferred Stock Amendment, which is a ratio 11.3% less than the exchange ratio applicable to the Offer, in accordance with the Preferred Stock Amendment (as defined in Item 2(b) of the Schedule TO). Pursuant to the terms of the Certificate of Designations, certain amendments, including the Preferred Stock Amendment, require the vote or written consent of holders of at least a majority of the then outstanding shares of Preferred Stock (the “Consent Threshold”).

The purpose of this Amendment is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer, and (ii) update Item 12 of the Schedule TO to (a) include the final Prospectus/Offer to Exchange, dated July 23, 2025, which forms part of the Registration Statement on Form S-4/A (Registration No. 333-288250) (“Registration Statement”), declared effective by the SEC on July 22, 2025 and (b) a press release issued by the Company on July 24, 2025, announcing the results of the Offer and the effectiveness of the Registration Statement.

Only those items amended are reported in this Amendment. Except as specifically provided herein, the information in the Schedule TO, the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, remains unchanged. This Amendment should be read with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

The Offer and Consent Solicitation expired at one minute after 11:59 p.m., Eastern Daylight Time, on July 23, 2025. The Company has been advised that the Preferred Stock tendered, were comprised of 3,551,502 shares of Series A Convertible Preferred Stock, $0.0001 par value per share which represents approximately 98.82% of the outstanding shares of Preferred Stock, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered shares of Preferred Stock for exchange and settlement on or before August 1, 2025. In addition, pursuant to the Consent Solicitation, the Company received the requisite approval to satisfy the Consent Threshold. As a result, the Preferred Stock Amendment was approved. Accordingly, on July 23, 2025, the Company adopted the Preferred Stock Amendment permitting the Company to, at their option, call, for conversion of all or any portion of the outstanding shares of Preferred Stock outstanding upon the closing of the Offer.

On July 24, 2025, the Company issued a press release announcing the final results of the Offer and Consent Solicitation as set forth above and also the Company’s entry into the Preferred Stock Amendment. A copy of the press release is filed as Exhibit (a)(5) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

(a) Exhibits.

		Incorporated by Reference
Exhibit No.	Description	Schedule/Form	File Number	Exhibits	Filing Date
(a)(l)(A)	Prospectus/Offer to Exchange.	Form S-4/A	333-288250	—	July 11, 2025
(a)(1)(B)	Form of Letter of Transmittal.	Form S-4	333-288250	99.1	June 23, 2025
(a)(1)(C)	Form of Notice of Guaranteed Delivery.	Form S-4	333-288250	99.2	June 23, 2025
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Form S-4	333-288250	99.3	June 23, 2025
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Form S-4	333-288250	99.4	June 23, 2025
(a)(2)	Not applicable.	—	—	—	—
(a)(5)	Press Release, dated July 24, 2025	Form 8-K	001-39813	99.1	July 24, 2025
(d)(i)	Form of Tender and Support Agreement, by and between the Company and Supporting Stockholders.	Form 8-K	001-39813	10.3	April 30, 2025
(h)(i)	Opinion of Sheppard, Mullin, Richter & Hampton LLP.	Form S-4	333-288250	5.1	June 23, 2025
(h)(ii)	Tax Opinion of Sheppard, Mullin, Richter & Hampton LLP.	Form S-4	333-288250	8.1	June 23, 2025

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRISALUS LIFE SCIENCES, INC.

By:	/s/ Mary Szela
Mary Szela
Chief Executive Officer

Dated: July 25, 2025